UCOMMUNE INTERNATIONAL LTD

Floor 8, Tower D

No.2 Guang Hua Road

Chaoyang District, Beijing

People’s Republic of China, 100026

July 2, 2021

VIA EDGAR

Benjamin Richie

Jennifer López

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:  Ucommune International Ltd (CIK No. 0001821424)

Request for Withdrawal of Registration Statement on Form F-1

File No. 333-254442

Dear Mr. Richie, Ms. López:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ucommune International Ltd (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-254442), as amended, and together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on March 18, 2021, as amended by the post-effective amendment No. 1 to the Registration Statement filed with the Commission on June 2, 2021, to register the resale of Class A ordinary shares, Class A ordinary shares underlying warrants, Class A ordinary shares underlying the unit purchase options, warrants to purchase Class A ordinary shares underlying the unit purchase options, rights to convert to Class A ordinary shares underlying the unit purchase options, Class A ordinary shares issuable upon exercise of warrants underlying the unit purchase options and Class A ordinary shares issuable upon conversion of the rights underlying the unit purchase options (together, the “Securities”) by certain selling stockholders. No securities were sold under the Registration Statement.

The Securities are being removed from registration because they are no longer being offered or sold pursuant to the Registration Statement and will now be offered pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-257664), originally filed with the SEC on July 2, 2021.

The Company respectfully requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use by the Company.

Thank you for your assistance with this matter. If you have any questions, please do not hesitate to contact our U.S. counsel, Allen Wang at Latham & Watkins LLP, at +852-2912-2692 or via e-mail at allen.wang@lw.com.

[Signature page follows]

Very truly yours,

Ucommune International Ltd

By:	/s/ Xin Guan
Name:	Xin Guan
Title:	Chief Executive Officer

cc: Allen C. Wang, Esq., Latham & Watkins LLP

[Signature Page to Withdrawal Request]